04001368

SECUR... ...MISSION
Washington, D.C. 20549

PROCESSED
MAR 17 2004
THOMSON FINANCIAL

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53550

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/31/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PACIFIC ADVISORY GROUP OF AMERICA, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 S. HOPE STREET, SUITE 2665
(No. and Street)

LOS ANGELES (City) CALIFORNIA (State) 90071 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MASARU TSUCHIYA (213) 614-9400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PAUL S. TAKEDA
(Name – *if individual, state last, first, middle name*)

340 E. SECOND STREET, SUITE 402, LOS ANGELES, CALIFORNIA 90012-4246
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FEB 06 2004

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/6

OATH OR AFFIRMATION

I, MASARU TSUCHIYA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PACIFIC ADVISORY GROUP OF AMERICA, LLC, as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

MANAGING DIRECTOR

Title

Notary Public

LETICIA DELGADILLO
Commission # 1305118
Notary Public - California
Los Angeles County
My Comm. Expires May 20, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Pacific Advisory Group of America, LLC

Financial Statements

December 31, 2003

and

Auditor's Report

PAUL S. TAKEDA
CERTIFIED PUBLIC ACCOUNTANT
340 EAST SECOND STREET, SUITE 402
LOS ANGELES, CALIFORNIA 90012-4246
TELEPHONE (213) 624-9834
FACSIMILE (213) 624-6202

Independent Auditor's Report

Mr. M. Tsuchiya
Pacific Advisory Group of America, LLC

I have audited the accompanying balance sheet of Pacific Advisory Group of America, LLC (a single member, limited liability company) as of December 31, 2003, and the related statements of income, accumulated deficit, and cash flows for the year then ended. These financial statements are the responsibility of Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific Advisory Group of America, LLC as of December 31, 2003, and results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Computation of Net Capital Under SEC Rule 15c3-1 and Statement of Member's Capital are presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

January 28, 2004

Balance Sheet

December 31, 2003

Assets

Current assets:	
Cash	$ 29,778
Accounts receivable	3,750
Total current assets	33,528
Other assets:	
Deposit	1,792
Total assets	$ 35,320

Member's Equity

Capital, one class of stock	151,579
Accumulated deficit @ 12/2003	(116,259)
Net equity	35,320
Total Member's equity	$ 35,320

See accompanying notes

[redacted]

Statement of Income & Accumulated Deficit

December 31, 2003

Revenues		
Fee revenue (note 2)		$ 192,500
Expenses		
Bank charges	$ 253	
Business travel	30,606	
Dues and subscriptions	7,614	
Employee benefit	13,634	
Entertainment	7,819	
Licenses and permits	3,024	
Office supplies	11,014	
Payroll taxes	9,259	
Postage	4,042	
Professional fees	9,194	
Rent (note 2)	23,793	
Salaries (note 3)	90,581	
Taxes (notes 1 & 3)	11,700	
Telephone	6,937	
Transportation	16,530	
Amortization (note 2)	5,032	
Total expenses		251,032
Operating loss		58,532
Other income and expenses:		
Reimbursements received	27,726	
Commissions paid - M. Tsuchiya	(46,896)	
Net, other		(19,170)
Net loss		(77,702)
Beginning balance accumulated deficit		(38,557)
Ending balance accumulated deficit		$(116,259)

See accompanying notes

[redacted]

Statement of Cash Flows

December 31, 2003

Net cash used by operating activities:	
Cash received from customers	$ 266,727
Cash paid to vendors & employees	(261,609)
Income taxes paid	(11,700)
Net cash used by operations	(6,582)
Changes in investing activities:	
Increase in deposit	(1,793)
Net decrease in cash	(8,375)
Beginning cash	38,153
Ending cash	$ 29,778

Reconciliation of net loss to net cash used by operations:

Net loss	$(77,702)
Amortization	5,032
Changes in assets and liabilities:	
Accounts receivable	74,227
Accounts payable	(8,139)
Net cash used by operations	$(6,582)

See accompanying notes

Notes to Financial Statements

December 31, 2003

1. Organization

Pacific Advisory Group of America, LLC (the Company) was organized by M. Tsuchiya. The Company operates similar to a corporation, however it is taxed on M. Tsuchiya's individual income tax return. Thus, the income taxes paid during the calendar year are included as expenses.

The Company provides financial advisory services for merger and acquisition transactions to clients primarily located in Japan and the United States. All of the revenue arises from fees from three customers. As a nature of the Company's business and its size, the share among the sources of revenue varies year by year.

2. Operations

The Company prepares its financial statements using the accrual method of accounting. Revenues are recognized when clients are invoiced which is normally when services have been rendered and contracts have been completed. Expenses are recorded when incurred.

The process of preparing financial statements in conformity with generally accepted accounting principles requires use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Start up expenses are being amortized over 5 years. The annual charge is $5,032. This is the last year of amortization.

The Company rents its Los Angeles space on a monthly basis for $2,000 per month. In September 2003, the Company moved its offices to its current location, with the rental charge remaining the same.

Certain business expenses are paid by the Company credit card and have been recorded as accounts payable.

3. Related Party Transactions

The Company paid M. Tsuchiya a salary of $54,000 along with commissions of $46,194. Estimated individual income tax payments of $11,700 are included in taxes expenses.

Computation of Net Capital Under SEC Rule 15c3-1

As of December 31, 2003

Part 1

Total Assets		$ 35,320
less Total Liabilities		0
Net Worth		$ 35,320
Capital before deductions		$ 35,320
Deductions from and/or changes to Net Worth:		
Total non-allowable assets	$ 5,542	
Total Deductions from changes to Net Worth		5,542
Net Capital before haircuts on securities positions		$ 29,778
Total haircuts on securities		0
Net Capital		$ 29,778

Part II

Minimum net capital requirement		$ 5,000
Minimum net capital requirement of subsidiaries		0
Total net capital requirement		$ 5,000
Total A.I. liabilities from Statement of Financial Condition	$ 0	
Total aggregate indebtedness	$ 0	
Ratio of aggregate indebtedness to net capital		0.0%
Net Capital in Excess of minimum requirement		$ 24,778
Equity as a percentage of net worth		100%

See independent auditor's report

Statement of Member's Equity

For the Year Ended December 31, 2003

	Member's Capital	Accumulated Deficit	Total
Balance at January 1, 2003	$ 151,579	$(38,557)	$ 113,022
Net loss - 2003	-	(77,702)	(77,702)
Balance at December 31, 2003	$ 151,579	$(116,259)	$ 35,320

See independent auditor's report

[redacted]